February 16, 2021

VIA EDGAR

Geoff Kruczek

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Geoff Kruczek

Special Counsel

Division of Corporation Finance

Re:	Alpha Capital Acquisition Company

Registration Statement on Form S-1

Filed February 9, 2021, as amended

File No. 333-252596

Dear Mr. Kruczek:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Alpha Capital Acquisition Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on February 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, the undersigned expect to distribute approximately 1026 copies of the preliminary prospectus dated February 11, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Juan Carlos George
	Name:	Juan Carlos George
	Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

[Signature Page to Underwriter’s Acceleration Request Letter]